Exhibit 11.2

SCHEDULE 9 – TRADING POLICY

1. INTRODUCTION

These guidelines set out the policy on the sale and purchase of securities in the Company by its Key Management Personnel (as defined in the ASX Listing Rules). Key Management Personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any Director (whether executive or otherwise) of that entity. The Company has determined that its Key Management Personnel are its Directors, executives and those employees directly reporting to the Managing Director.

Key Management Personnel are encouraged to be long-term holders of the Company’s securities. However, it is important that care is taken in the timing of any purchase or sale of such securities.

The purpose of these guidelines is to assist Key Management Personnel to avoid conduct known as ‘insider trading’. In some respects, the Company’s policy extends beyond the strict requirements of the Corporations Act 2001 (Cth).

2. WHAT TYPES OF TRANSACTIONS ARE COVERED BY THIS POLICY?

This policy applies to both the sale and purchase of any securities of the Company and its subsidiaries on issue from time to time.

3. WHAT IS INSIDER TRADING?

3.1 Prohibition

Insider trading is a criminal offence. It may also result in civil liability. In broad terms, a person will be guilty of insider trading if:

(a) that person possesses information, which is not generally available to the market and if it were generally available to the market, would be likely to have a material effect on the price or value of the Company’s securities (ie information that is ‘price sensitive’); and

(b) that person:

(i) buys or sells securities in the Company; or

(ii) procures someone else to buy or sell securities in the Company; or

(iii) passes on that information to a third party where that person knows, or ought reasonably to know, that the third party would be likely to buy or sell the securities or procure someone else to buy or sell the securities of the Company.

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3.2 Examples

To illustrate the prohibition described above, the following are possible examples of price sensitive information which, if made available to the market, may be likely to materially affect the price of the Company’s securities:

(a) the Company considering a major acquisition;

(b) the threat of major litigation against the Company;

(c) the Company’s revenue and profit or loss results materially exceeding (or falling short of) the market’s expectations;

(d) a material change in debt, liquidity or cash flow;

(e) a significant new development proposal (e.g. new product or technology);

(f) the grant or loss of a major contract;

(g) a management or business restructuring proposal;

(h) a share issue proposal;

(i) an agreement or option to acquire an interest in a mining tenement, or to enter into a joint venture or farm-in or farm-out arrangement in relation to a mining tenement; and

(j) significant discoveries, exploration results, or changes in reserve/resource estimates from mining tenements in which the Company has an interest.

3.3 Dealing through third parties

The insider trading prohibition extends to dealings by individuals through nominees, agents or other associates, such as family members, family trusts and family companies (referred to as “Associates” in these guidelines).

3.4 Information however obtained

It does not matter how or where the person obtains the information – it does not have to be obtained from the Company to constitute inside information.

3.5 Employee share schemes

The prohibition does not apply to acquisitions of shares or options by employees made under employee share or option schemes, nor does it apply to the acquisition of shares as a result of the exercise of options under an employee option scheme. However, the prohibition does apply to the sale of shares acquired under an employee share scheme and also to the sale of shares acquired following the exercise of an option granted under an employee option scheme.

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4. GUIDELINES FOR TRADING IN THE COMPANY’S SECURITIES

4.1 General rule

Key Management Personnel must not, except in exceptional circumstances, deal in securities of the Company during the following periods:

(a) two weeks prior to, and 48 hours after the release of the Company’s Annual Report;

(b) two weeks prior to, and 48 hours after the release of the Half Year Report of the Company; and

(c) two weeks prior to, and 48 hours after the release of the Company’s quarterly reports (if applicable),

(together the Closed Periods).

The Company may at its discretion vary this rule in relation to a particular Closed Period by general announcement to all Key Management Personnel either before or during the Closed Periods. However, if a Key Management Personnel is in possession of price sensitive information which is not generally available to the market, then he or she must not deal in the Company’s securities at any time it is in possession of such information.

4.2 No short-term trading in the Company’s securities

Key Management Personnel should never engage in short-term trading of the Company’s securities except for the exercise of options where the shares will be sold shortly thereafter.

4.3 Securities in other companies

Buying and selling securities of other companies with which the Company may be dealing is prohibited where an individual possesses information which is not generally available to the market and is ‘price sensitive’. For example, where an individual is aware that the Company is about to sign a major agreement with another company, they should not buy securities in either the Company or the other company.

4.4 Exceptions

(a) Key Management Personnel may at any time:

(i) acquire ordinary shares in the Company by conversion of securities giving a right of conversion to ordinary shares;

(ii) acquire Company securities under a bonus issue made to all holders of securities of the same class;

(iii) acquire Company securities under a dividend reinvestment, or top-up plan that is available to all holders or securities of the same class;

(iv) acquire, or agree to acquire or exercise options under an employee incentive scheme (as that term is defined in the ASX Listing Rules);

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(v) withdraw ordinary shares in the Company held on behalf of the Key Management Personnel in an employee incentive scheme (as that term is defined in the ASX Listing Rules) where the withdrawal is permitted by the rules of that scheme;

(vi) acquire ordinary shares in the Company as a result of the exercise of options held under an employee option scheme;

(vii) transfer securities of the Company already held into a superannuation fund or other saving scheme in which the restricted person is a beneficiary;

(viii) make an investment in, or trade in units of, a fund or other scheme (other than a scheme only investing in the securities of the Company) where the assets of the fund or other scheme are invested at the discretion of a third party;

(ix) where a restricted person is a trustee, trade in the securities of the Company by that trust, provided the restricted person is not a beneficiary of the trust and any decision to trade during a prohibited period is taken by the other trustees or by the investment managers independently of the restricted person;

(x) undertake to accept, or accept, a takeover offer;

(xi) trade under an offer or invitation made to all or most of the security holders, such as a rights issue, a security purchase plan, a dividend or distribution reinvestment plan and an equal access buy-back, where the plan that determines the timing and structure of the offer has been approved by the Board. This includes decisions relating to whether or not to take up the entitlements and the sale of entitlements required to provide for the take up of the balance of entitlements under a renounceable pro rata issue;

(xii) dispose of securities of the Company resulting from a secured lender exercising their rights, for example, under a margin lending arrangement;

(xiii) exercise (but not sell securities following exercise) an option or a right under an employee incentive scheme, or convert a convertible security, where the final date for the exercise of the option or right, or the conversion of the security, falls during a prohibited period or the Company has had a number of consecutive prohibited periods and the restricted person could not reasonably have been expected to exercise it at a time when free to do so; or

(xiv) trade under a non-discretionary trading plan for which prior written clearance has been provided in accordance with procedures set out in this Policy.

(b) In respect of any share or option plans adopted by the Company, it should be noted that it is not permissible to provide the exercise price of options by selling the shares acquired on the exercise of these options unless the sale of those shares occurs outside the periods specified in paragraph 4.1.

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Were this is to occur at a time when the person possessed inside information, then the sale of Company securities would be a breach of insider trading laws, even though the person’s decision to sell was not influenced by the inside information that the person possessed and the person may not have made a profit on the sale. Where Company securities are provided to a lender as security by way of mortgage or charge, a sale that occurs under that mortgage or charge as a consequence of default would not breach insider trading laws.

4.5 Notification of periods when Key Management Personnel are not permitted to trade

The Company Secretary will endeavour to notify all Key Management Personnel of the times when they are not permitted to buy or sell the Company’s securities as set out in paragraph 4.1.

5. APPROVAL AND NOTIFICATION REQUIREMENTS

5.1 Approval requirements

(a) Any Key Management Personnel (other than the Chairman of the Board) wishing to buy, sell or exercise rights in relation to the Company’s securities must obtain the prior written approval of the Chairman of the Board or the Board before doing so.

(b) If the Chairman of the Board wishes to buy, sell or exercise rights in relation to the Company’s securities, the Chairman of the Board must obtain the prior approval of the Board before doing so.

5.2 Approvals to buy or sell securities

(a) All requests to buy or sell securities as referred to in paragraph 5.1 must include the intended volume of securities to be purchased or sold and an estimated time frame for the sale or purchase.

(b) Copies of written approvals must be forwarded to the Company Secretary prior to the approved purchase or sale transaction.

5.3 Notification

Subsequent to approval obtained in accordance with paragraphs 5.1 and 5.2, any Key Management Personnel who (or through his or her Associates) buys, sells, or exercises rights in relation to Company securities must notify the Company Secretary in writing of the details of the transaction within two (2) business days of the transaction occurring. This notification obligation operates at all times and includes applications for acquisitions of shares or options by employees made under employee share or option schemes and also applies to the acquisition of shares as a result of the exercise of options under an employee option scheme.

5.4 Key Management Personnel sales of securities

Key Management Personnel need to be mindful of the market perception associated with any sale of Company securities and possibly the ability of the market to absorb the volume of shares being sold. With this in mind, the management of the sale of any significant volume of Company securities (ie a volume that would represent a volume in excess of 10% of the total securities held by the seller prior to the sale, or a volume to be sold that would be in excess of 10% of the average daily traded volume of the shares of the Company on the ASX for the preceding 20 trading days) by a Key Management Personnel needs to be discussed with the Board and the Company’s legal advisers prior to the execution of any sale. These discussions need to be documented in the form of a file note, to be retained by the Company Secretary.

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5.5 Exemption from Closed Periods restrictions due to exceptional circumstance

Key Management Personnel who are not in possession of inside information in relation to the Company, may be given prior written clearance by the Managing Director (or in the case of the Managing Director, by all other members of the Board) to sell or otherwise dispose of Company securities in a Closed Period where the person is in severe financial hardship or where there are exceptional circumstances as set out in this policy.

5.6 Severe financial hardship or exceptional circumstances

The determination of whether a Key Management Personnel is in severe financial hardship will be made by the Managing Director (or in the case of the Managing Director, by all other members of the Board).

A financial hardship or exceptional circumstances determination can only be made by examining all of the facts and if necessary obtaining independent verification of the facts from banks, accountants or other like institutions.

5.7 Financial hardship

Key Management Personnel may be in severe financial hardship if they have a pressing financial commitment that cannot be satisfied other than by selling the securities of the Company.

In the interests of an expedient and informed determination by the Managing Director (or all other members of the Board as the context requires), any application for an exemption allowing the sale of Company securities in a Closed Period based on financial hardship must be made in writing stating all of the facts and be accompanied by copies of relevant supporting documentation, including contact details of the person’s accountant, bank and other such independent institutions (where applicable).

Any exemption, if issued, will be in writing and shall contain a specified time period during which the sale of securities can be made.

5.8 Exceptional circumstances

Exceptional circumstances may apply to the disposal of Company securities by a Key Management Personnel if the person is required by a court order or a court enforceable undertaking (for example in a bona fide family settlement), to transfer or sell securities of the Company, or there is some other overriding legal or regulatory requirement to do so.

Any application for an exemption allowing the sale of Company securities in a Closed Period based on exceptional circumstances must be made in writing and be accompanied by relevant court and/or supporting legal documentation (where applicable).

Any exemption, if issued, will be in writing and shall contain a specified time period during which the sale of securities can be made.

6. ASX NOTIFICATION FOR DIRECTORS

The ASX Listing Rules require the Company to notify the ASX within 5 business days after any dealing in securities of the Company (either personally or through an Associate) which results in a change in the relevant interests of a Director in the securities of the Company. The Company has made arrangements with each Director to ensure that the Director promptly discloses to the Company Secretary all the information required by the ASX.

7. EFFECT OF COMPLIANCE WITH THIS POLICY

Compliance with these guidelines for trading in the Company’s securities does not absolve that individual from complying with the law, which must be the overriding consideration when trading in the Company’s securities.

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